UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2014 (November 4, 2014)

MYLAN INC.

(Exact Name of Registrant as Specified in Charter)

Pennsylvania	1-9114	25-1211621
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Mylan Boulevard Canonsburg, PA		15317
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (724) 514-1800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 5.02. Compensatory Arrangements of Certain Officers.

Mylan Inc., a Pennsylvania corporation (“Mylan”), entered into an Amended and Restated Business Transfer Agreement and Plan of Merger, dated as of November 4, 2014, among Mylan, New Moon B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“New Mylan”), Moon of PA Inc., a Pennsylvania corporation (“Merger Sub”), and Abbott Laboratories, an Illinois corporation (“Abbott”), that provides for, among other things, the acquisition by New Mylan of Abbott’s non-U.S. developed markets specialty and branded generics business (the “Business”) and of Mylan (the “Transaction”). Upon closing, the former shareholders of Mylan will own approximately 78% of the outstanding New Mylan ordinary shares and Abbott and its affiliates will own approximately 22% of the outstanding New Mylan ordinary shares.

In connection with the Transaction, the Board of Directors of Mylan (the “Mylan Board”) has taken certain compensation related actions described below, effective in each case as of November 4, 2014. Certain of these actions are more fully described in the Registration Statement on Form S-4 filed by New Mylan on November 5, 2014 in connection with the Transaction (the “Registration Statement”).

The Transaction has certain implications under Mylan’s compensation plans and programs and individual arrangements with certain employees (including the executive officers) and also implicates the excise tax under Section 4985 of the Internal Revenue Code of 1986, as amended, on the value of certain equity-based awards held by Mylan’s directors and executive officers (the “Transaction-Related Excise Tax”). The Mylan Board carefully considered the appropriate manner in which to treat the individual arrangements and equity-based awards of the directors and executive officers in connection with the Transaction and determined that the overall treatment described below serves to (i) minimize cost to Mylan, (ii) maintain proper incentives for the affected individuals to remain with New Mylan and to continue achieving exceptional operating performance, long-term financial objectives, and the creation of shareholder value as they have consistently done in the past, and (iii) ensure that the directors and executive officers of Mylan do not bear the burden of the Transaction-Related Excise Tax, which does not apply to other Mylan shareholders and would deprive them of a substantial portion of the value of the equity-based awards that they hold, when they were critically important to Mylan’s past success and in negotiating this transformative opportunity for Mylan, and will continue to be critically important to its successful implementation and execution, and our future strategy and performance.

Individual Arrangements with Executive Officers

Robert J. Coury, Mylan’s Executive Chairman, is party to a Third Amended and Restated Executive Employment Agreement, entered into on February 25, 2014 and effective as of January 1, 2014, with Mylan (the “Coury Employment Agreement”). As a result of the Transaction, Mr. Coury will potentially have “good reason” to terminate his employment with Mylan and receive severance and other benefits under the Coury Employment Agreement (including, among other things, a $20 million performance incentive bonus granted thereunder). In addition, each of Mylan’s current executive officers, among other employees, is party to a transition and succession agreement with Mylan (each, a “Transition and Succession Agreement” and, collectively, the “Transition and Succession Agreements”). The Transaction potentially constitutes a “change in control” of Mylan for purposes of the Transition and Succession Agreements with each of Mylan’s executive officers, which will entitle each of them, with the exception of Mr. Coury, to enhanced severance and other benefits upon certain qualifying terminations of employment after the Transaction. Finally, the Transaction also potentially constitutes a “change in control” of Mylan for purposes of the Retirement Benefit Agreements with certain executive officers, which will entitle Heather Bresch, Mylan’s Chief Executive Officer, Rajiv Malik, Mylan’s President, and John Sheehan, Mylan’s Executive Vice President and Chief Financial Officer, to accelerated vesting of the benefits under those agreements. The Mylan Board determined, however, that, given the unique terms and structure of the Transaction, among other factors, it was advisable and in the best interests of Mylan to clarify the effect of the Transaction on the executive officers and seek one-time waivers acknowledging that Mr. Coury will not have good reason to terminate his employment with Mylan as a result of the Transaction and that the Transaction will not constitute a change in control for purposes of the Transition and Succession Agreements or the Retirement Benefit Agreements, and Mylan has received such waivers from each of the relevant executive officers. Accordingly, the Transaction does not trigger, and none of Mylan’s executive officers will be entitled to, severance, change in control payments or other benefits under any individual contract described above as a result of the Transaction.

Equity-Based Awards Held by Directors and Executive Officers

The Transaction-Related Excise Tax would apply to any equity-based award held by directors and executive officers at the time of the Transaction except for incentive stock options (“ISOs”). However, the Transaction-Related Excise Tax does not apply to stock options or stock appreciation rights to the extent they are exercised prior to the Transaction or to restricted stock units or performance-based restricted stock units to the extent they are settled prior to the Transaction.

The Mylan Board carefully reviewed the two approaches taken by other issuers in similar transactions with respect to the Transaction-Related Excise Tax: (i) accelerating the vesting of equity-based awards such that stock options may be exercised, and other equity-based awards are settled, prior to the transaction so that the Transaction-Related Excise Tax does not apply to them or (ii) providing directors and executive officers with a tax reimbursement payment for the cost of the Transaction-Related Excise Tax. After such review, the Mylan Board determined that neither approach alone would accomplish the objectives noted above and be in the interests of Mylan. In particular, the Mylan Board determined that, given the unique terms and structure of the Transaction, it would be an inefficient use of shareholder resources to provide the directors and executive officers with a tax reimbursement payment covering all outstanding equity-based awards, especially when some of the covered awards are vested or would vest in the ordinary course in a relatively short period following the Transaction.

As a result, the Mylan Board determined to utilize a hybrid of the two approaches described above that takes into account a variety of factors, including the purpose of the types of equity-based awards held by the directors and executive officers and the remaining vesting period of the applicable awards. First, the vesting of all unvested stock options, restricted stock units, and performance-based restricted stock units granted to directors and executive officers as part of Mylan’s ordinary course annual equity compensation program, other than ISOs (which are not subject to the Transaction-Related Excise Tax) and the stock options granted in 2014 (because of their recent grant and, therefore, strong incentive for retention and shareholder value creation), will be accelerated prior to the closing. The Mylan Board believes that this approach is advisable and in the best interests of Mylan because it avoids the expense to Mylan of providing a tax reimbursement payment for the Transaction-Related Excise Tax with respect to the accelerated awards, which the Mylan Board believes the directors and executive officers would likely have eventually received even absent the Transaction given Mylan’s expected future performance. Second, due to its recent implementation and critical role in retaining and motivating the executive officers toward the achievement of Mylan’s long term financial goal of achieving adjusted diluted earnings per share (“adjusted diluted EPS”) of at least $6.00 by the end of 2018, awards granted under the One-Time Special Performance-Based Five-Year Realizable Value Incentive Program (the “One-Time Special Performance-Based Program”) will not be accelerated. Each executive officer will be entitled to a tax reimbursement payment from Mylan or New Mylan with respect to the Transaction-Related Excise Tax imposed on awards granted under the One-Time Special Performance-Based Program, and each director and executive officer will be entitled to a tax reimbursement payment from Mylan or New Mylan with respect to the Transaction-Related Excise Tax imposed on stock options granted in 2014 (except ISOs). The Mylan Board believes that the exceptional and unique nature of the One-Time Special Performance-Based Program and the strong incentives inherent in the stock options granted in 2014 warrant the limited cost of a tax reimbursement payment, particularly when viewed in relation to both the anticipated benefits of the Transaction and, with respect to the awards under the One-Time Special Performance-Based Program, the shareholder value that is expected to be created if the goal of achieving adjusted diluted EPS of at least $6.00 by the end of 2018 is achieved.

It is anticipated that the Mylan directors and executive officers will exercise most or all of their stock options (except for ISOs and stock options granted in 2014) prior to the Transaction in order to avoid the application of the Transaction-Related Excise Tax and will also make arrangements to sell some or all of the shares underlying the stock options that are vested as of November 4, 2014 to mitigate the tax and other costs imposed on them from such exercise and the Transaction.

No Mylan director or executive officer will receive a tax reimbursement payment for any taxes imposed on the exchange of shares of Mylan common stock held by such director or executive officer for New Mylan ordinary shares or any Transaction-Related Excise Tax imposed on stock options granted prior to 2014 that such director or executive officer is able to but chooses not to exercise prior to the consummation of the Transaction.

Amendment to Certain Non-Qualified Deferred Compensation Plans

The Transaction potentially constitutes a “change in control” of Mylan for purposes of Mylan’s Income Deferral and
401(k) Restoration Plans, which will accelerate the vesting of certain amounts contributed to each of these plans. Given the unique terms and structure of the Transaction, among other factors, the Mylan Board has amended each of these plans to provide that the Transaction will not result in accelerated vesting under these plans. Amounts payable under Mylan’s Income Deferral and 401(k) Restoration Plans are not subject to the Transaction-Related Excise Tax.

Item 8.01. Other Events.

On November 5, 2014, New Moon B.V. (referred to herein as New Mylan) filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which includes a preliminary proxy statement of Mylan that also constitutes a preliminary prospectus of New Mylan. The Registration Statement has not yet been declared effective by the SEC.

Cautionary Statements Regarding Forward-Looking Information

This communication may contain “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the Transaction, the expected timetable for completing the Transaction, benefits and synergies of the Transaction, future opportunities for the combined company and products and any other statements regarding the combined company’s, Mylan’s and the Business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”,

“project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the ability to meet expectations regarding the accounting, tax treatment and the timing of the consummation of the Transaction; changes in relevant tax and other laws; the ability to consummate the Transaction; the conditions to the consummation of the Transaction, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the Transaction not being obtained on the terms expected or on the anticipated schedule; the integration of the Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Transaction; the retention of certain key employees of the Business being difficult; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the Transaction within the expected time-frames or at all and to successfully integrate the Business; expected or targeted future financial and operating performance and results; the capacity (prior to or after consummation of the Transaction) to bring new products to market, including but not limited to where Mylan or the combined company uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of Mylan’s business, the combined company, or the Business; the inherent challenges, risks, and costs in identifying, acquiring and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013, as updated by Mylan’s Current Report on Form 8-K filed on August 6, 2014, Mylan’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, and its other filings with the SEC. These risks, as well as other risks associated with Mylan, New Mylan, the Business and the Transaction are also more fully discussed in the proxy statement/prospectus included in the Registration Statement. You can access Mylan and New Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Additional Information and Where to Find It

In connection with the Transaction, New Mylan filed with the SEC the Registration Statement that includes a proxy statement of Mylan that also constitutes a prospectus of New

Mylan (which Registration Statement has not yet been declared effective). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE BUSINESS AND THE TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the Transaction after the Registration Statement is declared effective. The proxy statement/prospectus and other documents relating to the Transaction can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014 and in the proxy statement/prospectus included in the Registration Statement. Information regarding New Mylan’s directors and executive officers may be found in the proxy statement/prospectus included in the Registration Statement. These documents can be obtained free of charge from the SEC.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN INC.

Date: November 5, 2014	By:	/s/ John D. Sheehan
John D. Sheehan
Executive Vice President & Chief Financial Officer

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